Charles S. Kim T: +1 858 550-6049 ckim@cooley.com	VIA EDGAR AND FEDEX

May 19, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler Bryan J. Pitko Austin Stephenson

Re:	Kite Pharma, Inc. Confidential Draft Registration Statement on Form S-1 Submitted April 4, 2014 CIK No. 0001510580

Dear Mr. Riedler:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of our client, Kite Pharma, Inc. (the “Company”), is a registration statement on Form S-1 (the “Registration Statement”). The Registration Statement updates the Company’s draft registration statement on Form S-1 (the “Confidential Draft Registration Statement”) submitted confidentially to the Securities and Exchange Commission (the “Commission”) on April 4, 2014. The copy of the Registration Statement that is enclosed with the paper copy of this letter is marked to show changes from the Confidential Draft Registration Statement.

The Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated May 2, 2014 with respect to the Confidential Draft Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

General

1.    Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has filed certain outstanding exhibits with the Registration Statement and will file the remaining exhibits as soon as practicable.

4401 EASTGATE MALL, SAN DIEGO, CA 92121    T: (858) 550-6000    F: (858) 550-6420    WWW.COOLEY.COM

May 19, 2014

2.    Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company advises the Staff that it does not currently intend to include any additional graphic, visual or photographic information in the prospectus other than those that are presently included in the Registration Statement. If, following the date of this response letter, the Company decides to include additional graphic, visual or photographic information in the prospectus, it will provide proofs of such information to the Staff prior to its use.

3.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company advises the Staff that it is supplementally providing the Staff with copies of slides presented to potential investors in reliance on Section 5(d) of the Securities Act. In addition, the Company advises the Staff that at present, there are no written research reports of the type referenced in the Staff’s comment. If, following the date of this letter, any additional investor communications are presented or any reports are published or distributed, the Company will supplementally provide such written communications or reports to the Staff.

4.    We note the disclosure following your table of contents indicating that you have not independently verified the data included in the prospectus as derived from industry publications, third-party research, surveys and studies. It is not appropriate to directly or indirectly disclaim responsibility for the information included in the prospectus. Please revise you registration statement to remove this statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure following the Table of Contents on page ii of the Registration Statement as requested.

Prospectus Summary, page 1

5.    We note your reference to KTE-C19 as your lead product candidate. However, we also note that clinical trials for KTE-C19 are currently being conducted by NCI and that under your CRADA with NCI you only have the option to negotiate commercialization licenses from NCI with respect to product candidates being funded. Accordingly, please revise your disclosure to clarify your current ownership rights with respect to KTE-C19 and whether you have negotiated a commercialization license for KTE-C19 from NCI.

Response: The Company respectfully advises the Staff that while it is funding the NCI clinical trial of anti-CD19 CAR T cell therapy pursuant to the CRADA, the intellectual property relating to

4401 EASTGATE MALL, SAN DIEGO, CA 92121    T: (858) 550-6000    F: (858) 550-6420    WWW.COOLEY.COM

May 19, 2014

KTE-C19 is owned or licensed by a third party. On December 12, 2013, the Company entered into an exclusive, worldwide license agreement, including the right to grant sublicenses, with this third party relating to the intellectual property associated with KTE-C19. The Company has clarified its ownership rights in the Registration Statement on page 2 under “Prospectus Summary” and on page 66 under “Business” of the Registration Statement.

6.    We note that you are currently funding several Phase 1-2a trials being conducted by the NCI. Please revise your disclosure to indicate whether you have submitted Investigational New Drug Applications (INDs) with the Food and Drug Administration in relation to each of these clinical trials. If not, please explain why the filing of an IND is not necessary. In this regard, we also note your disclosure elsewhere in the prospectus that indicates your plans to file an IND in 4Q 2014.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 4 under “Prospectus Summary” and on pages 65 and 67 under “Business” of the Registration Statement as requested.

7.    Please explain the basis upon which accelerated approval of your BLA for KTE-C19 may be granted by the FDA.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 under “Prospectus Summary” and on page 67 under “Business” of the Registration Statement as requested.

8.    Please explain the term “clinically meaningful” as used to describe the tumor shrinkage observed in the on-going Phase 1-2a trial for KTE-C19.

Response: In response to the Staff’s comment, the Company has deleted the usage of this term and has revised the disclosure on page 3 under “Prospectus Summary” and on page 66 under “Business” of the Registration Statement.

9.    We note your reference to the FDA’s grant of orphan drug status with respect to KTE-C19. Please revise your disclosure to briefly describe the benefits that such designation provides and clarify that such designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 under “Prospectus Summary” and on page 66 under “Business” of the Registration Statement as requested.

Our Strategy, page 3.

10.    Please revise your disclosure to specify the duration of your CRADA with NCI as discussed under the second heading of this section.

4401 EASTGATE MALL, SAN DIEGO, CA 92121    T: (858) 550-6000    F: (858) 550-6420    WWW.COOLEY.COM

May 19, 2014

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 under “Prospectus Summary” and on page 67 under “Business” of the Registration Statement as requested.

Risks Associated with Our Business, page 4

11.    Please revise your prospectus summary to include a more specific description of your most material risks. In particular, please include your total accumulated deficit in bullet point 1, the current phase of your most advanced clinical trials in bullet point 3, the specific intellectual property and third parties on which you are dependent in bullet point 11, and the identity of the key executives mentioned in bullet point 13.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 5 of the Registration Statement as requested.

Risks Factors

“Our product candidates may cause undesirable side effects…,” page 13

12.    Please revise your disclosure to clarify that the NCI Phase 1-2a clinical trial of anti-CD19 CAR T cell therapy you are referring to is KTE-C19. Please also include this clarification elsewhere in the prospectus in which your discuss NCI’s Phase 1-2a trials of anti-CD19 CAR T cell therapy.

Response: The Company respectfully advises the Staff that as further explained on page 13 under “Risk Factors” and page 78 under “Business” of the Registration Statement, the NCI anti-CD19 CAR T cell therapy uses the identical construct and viral vector as KTE-C19. However, there are differences in the way the NCI manufactures the therapy for the ongoing clinical trial and the way we expect to manufacture KTE-C19. We believe we have streamlined and optimized the NCI’s manufacturing process to deliver a more effective therapy. The Company has clarified this difference in the Registration Statement on page 2 under “Prospectus Summary”, on pages 12 and 14 under “Risk Factors” and on pages 65, 66 and 76 under “Business”.

13.    Please revise this risk factor to highlight the occurrence and frequency of treatment-related adverse events and serious adverse events in any of the various clinical trials you are funding being conducted by NCI. Please also specify the particular clinical trial in which any of the events occurred.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Registration Statement as requested.

Use of Proceeds, page 42

14.    Pursuant to the requirements of Item 504 of Regulation S-K, where you have identified the specific purposes for which you intend to use the offering proceeds, you must disclose the approximate amount of proceeds intended to be used for each such purpose. In this regard, please provide an estimate of the amount of proceeds that you intend to use for the each of the two separate clinical trials of KTE-C19, to fund additional product candidates, to fund build out of your internal research and development capabilities, and for working capital and general operating expenses.

4401 EASTGATE MALL, SAN DIEGO, CA 92121    T: (858) 550-6000    F: (858) 550-6420    WWW.COOLEY.COM

May 19, 2014

You may, as necessary, provide additional disclosure that advises investors of the particular factors and assumptions that form the basis of your estimate, any uncertainty surrounding these amounts and the reasons that the actual use of proceeds could vary. Please make any necessary conforming changes to your Prospectus Summary as well.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 under “Prospectus Summary” and page 44 under “Business” of the Registration Statement to provide for spaces where the estimated amount of funds for each use disclosed will be provided in a future filing of its registration statement once that information becomes available.

15.    Please expand disclosure in this section to indicate whether you expect the proceeds from this offering together with existing cash and cash equivalents to enable you to complete the two trials for KTE-C19. If not, please disclose what the offering proceeds and your existing cash will allow you to accomplish as to each partially funded trial.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Registration Statement as requested.

Management’s Discussion and Analysis

NIH License Agreement, pages 51-52

16.    Please disclose the expiration date of the last-to-expire patent that relates to the term of this license agreement. Please similarly disclose this information as the agreement is described on page 78.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 54 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and on pages 81 and 82 under “Business” of the Registration Statement as requested.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation

Determining fair value of stock options, page 59

17.    We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

4401 EASTGATE MALL, SAN DIEGO, CA 92121    T: (858) 550-6000    F: (858) 550-6420    WWW.COOLEY.COM

May 19, 2014

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will supplementally provide the quantitative and qualitative analysis requested as soon as practicable once a preliminary offering price range has been determined.

Business

KTE-C19, page 68

18.    To the extent feasible, please provide an estimation of the size of the DLBCL patient population who would be eligible to receive KTE-C19 as a third line therapy. Please similarly include this disclosure in the risk factor relating to market opportunity on page 15.

Response: The Company respectfully advises the Staff that, based on the information known to it, the Company does not believe it is feasible to provide a meaningful estimation of the size of the DLBCL patient population who would be eligible to receive KTE-C19 as a third line therapy. The available estimates of the population of DLBCL patients who fail first line therapy known to the Company vary from 50% to 60% as stated on page 71 under “Business” of the Registration Statement. Moreover, given the different second line therapy options, limited studies on the success of the second line therapies, and the significant variance of success found by these studies, it is difficult to meaningfully estimate the number of patients who fail second line therapy and are eligible for third line therapy. Additionally, patients who are eligible for third line therapy may not be amenable to receive KTE-C19 therapy depending on their condition, as stated on page 15 of the Registration Statement under the risk factor “The market opportunities for our product candidates may be limited to those patients who are ineligible for or have failed prior treatments and may be small.”

Clinical Experience, page 69

19.    Please revise your disclosure to identify the primary endpoints being measured in the Phase 1-2a trials.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 65, 72, 73, 76 and 77 of the Registration Statement as requested.

Efficacy, page 70

20.    Given that this Phase 1-2a trial was designed to establish a dose level and assess overall safety, please clarify in your disclosure the extent to which you can rely on these observations relating to efficacy in future regulatory filings with the FDA.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Registration Statement as requested.

21.    Please disclose the total number of remissions without cancer progressions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 under “Prospectus Summary”, and on pages 66 and 73 under “Business” of the Registration Statement as requested.

4401 EASTGATE MALL, SAN DIEGO, CA 92121    T: (858) 550-6000    F: (858) 550-6420    WWW.COOLEY.COM

May 19, 2014

Safety, page 72

22.    Please revise your disclosure to indicate whether the two deaths reported here were determined to be unrelated to treatment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Registration Statement as requested.

23.    Please revise your disclosure to indicate which of the adverse events identified were determined to be treatment-related.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Registration Statement as requested.

24.    Please revise to include disclosure relating to how each of the 21 patients were dosed, and include a complete discussion of adverse events as related to level of dosing.

Response: In response to the Staff’s comment, the Company has revised the table on page 74 of the Registration Statement to indicate dosage per patient as requested. However, the Company respectfully advises the Staff that while the regimen was adjusted during the trial in response to toxicity, it is not yet clear how toxicity is related to the dosage of the engineered T cells. As a result, a discussion of adverse events as related to level of dosing is not feasible at this stage. The Company has clarified this in the disclosure on page 75 of the Registration Statement.

Additional eACT-Based Product Candidates, pages 73-74

25.    We note your disclosure that you are currently funding NCI Phase 1-2a clinical trials involving a CAR-based product candidate targeting the EGFRvIII antigen in patients with glioblastoma and TCR-based T cell therapies for certain antigen targets. Please revise your disclosure to provide additional information about these trials including:

•	The location of the trials;

•	The number of patients enrolled to date;

•	The current status of the trial;

•	The primary endpoints;

•	The specific indication targeted; and

•	The results obtained.

If data for these trials are not yet available, please provide an estimate of when they will become available.

4401 EASTGATE MALL, SAN DIEGO, CA 92121    T: (858) 550-6000    F: (858) 550-6420    WWW.COOLEY.COM

May 19, 2014

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 76 and 77 of the Registration Statement as requested. In addition, the Company respectfully advises the Staff that given the early stages of the trials, as now disclosed, the Company is not in a position to estimate when the data from these trials will be available.

Intellectual Property, pages 75-77

26.    We note your 10 issued U.S. patents covering CAR constructs begin to expire in 2015. Please disclose the expiration date of the most significant patent(s) in this portfolio. If you consider all of your composition-of-matter patents significant, please provide the full range of expiration dates for those patents. Please further clarify, if true, that these patents represent all of the material patents underlying KTE-C19.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Registration Statement as requested.

27.    Please revise your disclosure to describe the patent portfolio underlying your TCR-based product candidates, including the expirations dates for the most material patents underlying your TCR technology, the jurisdictions in which patents have been granted, the jurisdictions in which patent applications have been submitted, and the types of patent protection granted (e.g., method of use, composition of matter, etc). Please also specify which patents are directly applicable to your TCR-based product candidates and identify such product candidates.

Response: The Company respectfully advises the Staff that it has no issued patents covering any TCR-based product candidates. In response to the Staff’s comment, the Company has augmented the disclosure on page 79 of the Registration Statement as requested.

Competition, page 79

28.    Please disclose the extent to which you believe you will face competition from the alternative immunotherapies designed to treat cancer you discuss on pages 67-68.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Registration Statement as requested.

Certain Relationships and Related Party Transactions

Consulting Agreement with Two River Consulting, LLC, page 109

29.    Please file this agreement as an exhibit to your registration statement as required under Item 601(b)(10)(ii)(A).

Response: In response to the Staff’s comment, the Company has filed the Consulting Agreement with Two River Consulting, LLC as Exhibit 10.14 to the Registration Statement as requested.

Shares Eligible for Future Sale

Lock-up Agreements, page 120

4401 EASTGATE MALL, SAN DIEGO, CA 92121    T: (858) 550-6000    F: (858) 550-6420    WWW.COOLEY.COM

May 19, 2014

30.    Please file the form of lock-up agreement as an exhibit to your registration statement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it intends to file the form of lock-up agreement as an exhibit to the underwriting agreement that will be filed as Exhibit 1.1 to the Company’s registration statement as requested.

*        *        *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6049.

Sincerely,

COOLEY LLP

/s/ Charles S. Kim, Esq.

Charles S. Kim, Esq.

cc:	Arie S. Belldegrun, M.D., Kite Pharma, Inc. Cynthia M. Butitta, Kite Pharma, Inc. Fred M. Muto, Esq., Cooley LLP Charles J. Bair, Esq., Cooley LLP Donald J. Murray, Esq., Covington & Burling LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121    T: (858) 550-6000    F: (858) 550-6420    WWW.COOLEY.COM